                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 7)*

         AUREAL SEMICONDUCTOR INC. (f/k/a MEDIA VISION TECHNOLOGY, INC.)
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
  -----------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   58445Q 10 3
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

  Michael E. Cahill, Esq.                 Kenneth Liang, Esq.
  Managing Director & General Counsel     Managing Director and General Counsel
  The TCW Group, Inc.                     Oaktree Capital Management, LLC
  865 South Figueroa Street, Ste. 1800    333 South Grand Avenue, 28th Floor
  Los Angeles, California  90017          Los Angeles, California  90071
          (213) 244-0000                          (213) 830-6300
  -----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 26, 1999
  -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /.

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 32 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                       PAGE 2 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               The TCW Group, Inc.

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               Not applicable.

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Nevada

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            68,217,015

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            68,217,015
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               68,217,015

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               44.60%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               HC, CO

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                       PAGE 3 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               Robert A. Day

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               Not applicable.

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /


-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6


------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            68,217,015

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            68,217,015
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               68,217,015

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               44.60%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               IN, HC

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                       PAGE 4 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               Trust Company of the West

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               Not applicable.

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                California

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            36,468,507

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            36,468,507
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               36,468,507

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               24.06%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               CO

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                       PAGE 5 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               TCW Asset Management Company

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               Not applicable.

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                California

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            31,748,509

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            31,748,509
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               31,748,509

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               20.97%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               CO, IA

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                       PAGE 6 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               TCW Special Credits

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               Not applicable.

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                California

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            31,748,509

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            31,748,509
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               31,748,509

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               20.97%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               PN, IA

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                       PAGE 7 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               TCW Special Credits Fund IIIb

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               OO.WC

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                California

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            27,651,174

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            27,651,174
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               27,651,174

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               18.29%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               PN

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                       PAGE 8 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               TCW Special Credits Trust

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               OO.WC

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                California

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            14,775,748

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            14,775,748
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               14,775,748

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               9.81%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               OO

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                       PAGE 9 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               TCW Special Credits Trust IIIb

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               OO.WC

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                California

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            21,692,759

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            21,692,759
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               21,692,759

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               14.37%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               OO

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                      PAGE 10 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               Weyerhaeuser Company Master Retirement Trust (Managed Account)

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               Not applicable.

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                United States

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            11,841,250

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            11,841,250
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               11,841,250

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               7.88%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               EP

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                      PAGE 11 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               OCM Opportunities Fund II, L.P.

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               Not applicable.

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Delaware

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            38,819,499

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            38,819,499
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               38,819,499

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               25.74%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               PN

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                        ---------------------------
CUSIP NO. 58445Q 10 3                                      PAGE 12 OF 30 PAGES
-----------------------------                        ---------------------------


-------------- -----------------------------------------------------------------

               NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               Oaktree Capital Management, LLC

-------------- -----------------------------------------------------------------

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)/ /
      2                                                                   (b)/X/

-------------- -----------------------------------------------------------------

               SEC USE ONLY
      3

-------------- -----------------------------------------------------------------

               SOURCE OF FUNDS*
      4
               Not applicable.

-------------- -----------------------------------------------------------------

               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5        PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

-------------- -----------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                California

------------------- ------- ----------------------------------------------------

    NUMBER OF               SOLE VOTING POWER
                       7
                            51,053,284

     SHARES         ------- ----------------------------------------------------

                            SHARED VOTING POWER
                       8
       BY                   0

                    ------- ----------------------------------------------------
      EACH
                            SOLE DISPOSITIVE POWER
                       9
                            51,053,284
    REPORTING
                    ------- ----------------------------------------------------

   PERSON WITH              SHARED DISPOSITIVE POWER
                      10
                            0

------------------- ------- ----------------------------------------------------

               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11
               51,053,284

-------------- -----------------------------------------------------------------

               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12        SHARES*                                                       / /

-------------- -----------------------------------------------------------------

               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13
               33.79%

-------------- -----------------------------------------------------------------

               TYPE OF REPORTING PERSON*
     14
               IA, OO

-------------- -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Aureal Semiconductor Inc. (f/k/a Media Vision Technology, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4245 Technology Drive, Fremont, California 94538.

ITEM 2.   IDENTITY AND BACKGROUND

This Statement is filed on behalf of

         (1)      The TCW Group, Inc., a Nevada corporation ("TCWG");

         (2)      Robert Day, an individual;

         (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

         (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

         (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

         (6) TCW Special Credits Fund IIIb, a California limited partnership, (hereinafter referred to as the "Special Credits Limited Partnership") of which Special Credits is the general partner;

         (7) Two California collective investment trusts, TCW Special Credits Trust ("Trust I") and TCW Special Credits Trust IIIb ("Trust IIIb") (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

         (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree");

         (9) Two managed accounts of which Oaktree is investment manager on behalf of its clients, the Weyerhaeuser Company Master Retirement Trust ("Oaktree Account I") and the Columbia/HCA Master Retirement Trust ("Oaktree Account II" and, together with Oaktree Account I, the "Oaktree Accounts"); and

         (10) OCM Opportunities Fund II, L.P., a Delaware limited partnership (the "Opportunities Fund") of which Oaktree is the general partner.

Special Credits, Trust I, Trust IIIb and the Special Credits Limited Partnership are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, Robert Day and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of a third party account which invests in similar securities as the Special Credits Entities (the "Special Credits Account"). Oaktree is the investment manager of the Oaktree Accounts, which invest in securities and other obligations of distressed entities. The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Opportunities Fund is a limited partnership which generally invests in securities and other obligations of distressed entities. The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The Opportunities Fund and the Oaktree Accounts are collectively referred to as the "Opportunities Entities" and together with Oaktree are collectively referred to as the "Oaktree Related Entities".

Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnership and the Special Credits Account. The Special Credits Limited Partnership is an investment partnership which invests in securities and other obligations of distressed entities. The Special Credits Trusts are collective investment trusts which invest in securities and other obligations of distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

(a)-(c) & (f)
  (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Ernest O. Ellison          Vice Chairman of the Board
Marc I. Stern              President
Alvin R. Albe, Jr.         Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.      Executive Vice President & Group Managing Director
Michael E. Cahill          Managing Director, General Counsel & Secretary
William C. Sonneborn       Managing Director, Chief Financial Officer & Assistant Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles,

California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Ernest O. Ellison          Director & Vice Chairman
Thomas E. Larkin, Jr.      Director & President
Alvin R. Albe, Jr.         Director & Executive Vice President, Finance & Administration
Marc I. Stern              Director, Executive Vice President, Group Managing Director
Michael E. Cahill          Managing Director, General Counsel & Secretary
William C. Sonneborn       Managing Director, Chief Financial Officer & Assistant Secretary

  (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day              Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.      Director & Vice Chairman of the Board
Marc I. Stern              Director, Vice Chairman of the Board and President
Alvin R. Albe, Jr.         Director, Executive Vice President, Finance & Administration
Michael E. Cahill          Director, Managing Director, General Counsel & Secretary
William C. Sonneborn       Director, Managing Director, Chief Financial Officer & Assistant
                                 Secretary
Mark L. Attanasio          Director, Group Managing Director & Chief Investment Officer -
                           Below Investment Grade Fixed Income
Philip A. Barach           Director, Group Managing Director & Chief Investment Officer -
                                 Investment Grade Fixed Income
Javier Baz                 Director, Managing Director & Chief Investment Officer -
                                 International
Robert D. Beyer            Director & Group Managing Director
Glen E. Bickerstaff        Director & Managing Director
Nicola F. Galluccio        Director & Managing Director
Arthur R. Carlson          Director & Managing Director
Gerard B. Finneran         Director & Managing Director
Douglas S. Foreman         Director, Group Managing Director & Chief Investment Officer -
                                 U.S. Equities
Mark W. Gibello            Director & Managing Director
Jeffrey E. Gundlach        Director & Group Managing Director
Raymond F. Henze III       Director & Group Managing Director
Stephen McDonald           Director & Managing Director
Jeffrey V. Peterson        Director & Managing Director
Komal S. Sri-Kumar         Director & Managing Director

  (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

   (v) Special Credits is the sole general partner of the Special Credits Limited Partnership. See information in paragraph (iv) above regarding Special Credits and its general partners.

  (vi) The portfolio managers of the Special Credits Limited Partnership and the Special Credits Account are listed below. The principal address for each Portfolio Manager of the Fund is 333 South Grand Avenue, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Portfolio Managers
------------------
Bruce A. Karsh
David Richard Masson

  (vii) Oaktree is the investment manager of the Oaktree Accounts and the general partner of the Opportunities Fund. See information in paragraph
(viii) below regarding Oaktree and its general partners.

  (viii) The members and executive officers of Oaktree and the Opportunities Fund and the investment manager of the Oaktree Accounts are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Executive Officers & Members
----------------------------
Bruce A. Karsh             President and Principal
Howard S. Marks            Chairman and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry W. Keele             Principal
Stephen A. Kaplan          Principal
Russel S. Bernard          Principal
David Kirchheimer          Managing Director and Chief Financial and Administrative Officer
Kenneth Liang              Managing Director and General Counsel

Portfolio Managers
------------------

Bruce A. Karsh             President and Principal
David Richard Masson       Principal

(d)-(e)

During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, the Oaktree Accounts, the Opportunities Fund, Oaktree nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 5, 1999, the Issuer announced its intention to consummate a recapitalization intended to simplify the Issuer's capitalization. In connection with such recapitalization, on May 26, 1999, Oaktree (on behalf of several entities named therein (the "Oaktree Entities")), Special Credits (on behalf of several entities named therein (the "Special Credits Entities") and the Issuer entered into a Standby Purchase Agreement (the "Standby Purchase Agreement"), pursuant to which the Opportunities Fund agreed to act as Standby Purchaser in respect of a Subscription Rights Offering (the "Rights Offering") of 33,333,333 shares of the Issuer's common stock (the "Rights Shares") and the Company offered to issue additional shares of common stock for each share of Series B Preferred Stock converted in connection with the recapitalization as more fully described below. Pursuant to the Rights Offering, the Rights Shares were offered on a pro rata basis to all of the Issuer's common stockholders (the "Basic Subscription Privilege") at $.60 per share, with each such common stockholder entitled to oversubscribe for any Rights Shares (the "Oversubscription Privilege") not purchased by the other common stockholders. The Opportunities Fund, Oaktree Account I, Oaktree Account II, Special Credits, Trust I and Trust IIIb purchased 7,899,346, 3,802,479, 79,930, 3,719,465, 1,855,674, and 2,557,543 Rights Shares,
respectively, pursuant to the Basic Subscription Privilege. On May 26, 1999, the Opportunities Fund and Oaktree Account II purchased an additional 7,244,154 and 73,173 Rights Shares, respectively in its capacity as Standby Purchaser. In connection with the recapitalization and pursuant to the Standby Purchase Agreement, the Issuer offered to issue 620.92 additional shares of common stock for each share of the Issuer's Series B Preferred Stock converted pursuant to the recapitalization at the conversion price in effect with respect to the Series B Preferred Stock after giving effect to the Rights Offering. Pursuant to a conversion notice dated as of May 21, 1998, The Opportunities Fund, Oaktree Account II, Special Credits, Trust I and Trust IIIb converted 5,909.61, 59.69, 16,833.95, 7,520.78 and 11,461.05 shares of the Issuer's Series B Preferred Stock, respectively, and received 3,732,150, 37,697, 10,631,300, 4,749,671 and 7,238,104 additional shares, respectively, in accordance with the terms of the Standby Purchase Agreement. As a result of such conversion, the Reporting Persons no longer own any amount of Series B Preferred Stock.

On March 5, 1999, the Opportunities Fund and Oaktree Account II each purchased the following securities of the Issuer: (a) 6,456,855 and 65,221 shares of the Issuer's Common Stock, respectively; (b) 5,793.73 and 58.52 shares of the Issuer's 8% Series B Convertible Preferred Stock ("Series B Preferred Stock"), respectively; (c) 396 and 4 shares of the Issuer's Series C Preferred Stock (the "Series C Preferred Stock"), respectively and (d) immediately exercisable warrants to purchase at $1.00 per share 816,750 and 8,250 shares of the Issuer's Common Stock, respectively. The Opportunities Fund and Oaktree Account II made the foregoing purchases in a privately negotiated transaction using $12,029,016 and $121,505, respectively, of funds obtained from their working capital. On April 1, 1999 the Opportunities Fund and Oaktree Account II received, respectively, an additional 115.88 and 1.17 shares of Series B Preferred Stock as a dividend on the shares of Series B Preferred Stock held by them.

Beginning October 30, 1998, holders of shares of Series C Preferred Stock acquired the right at any time, subject to the Issuer's right of redemption, to convert up to a maximum of 15% of the aggregate number of shares of Series C Preferred Stock held by such holder into shares of the Issuer's Common Stock according to the terms of the Issuer's Certificate of Designations of Series C Preferred Stock. For each one month period after October 30, 1998, such holders accrue the right to convert into Common Stock an additional 15% of the number of shares of Series C Preferred Stock held by such holder. On March 5, 1999, the Opportunities Fund and Oaktree Account II converted 297 and 3 shares of Series C Preferred Stock into 7,556,442 and 76,328 shares of the Issuer's Common Stock, respectively. On March 26, 1999, the Opportunities Fund and Oaktree Account II converted 59 shares and 1 share of Series C Preferred Stock into 1,308,372 and 22,176 shares of the Issuer's Common Stock, respectively, at an applicable conversion price of $.48 per share. On April 14, 1999, the Opportunities Fund converted its remaining 40 shares of Series C Preferred Stock into 859,005 shares of the Issuer's common stock at an applicable conversion price of $.4976 per share. As a result of such conversion, the Reporting Persons no longer own any amount of Series C Preferred Stock.

On November 1, 1998, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 4,542, 21,404, 22,162 and 26,607 shares of the Issuer's Common Stock in connection with the Issuer's bankruptcy restructuring pursuant to a prepackaged plan of reorganization which was declared effective on December 31, 1996 (the "Plan of Reorganization").

Oaktree Account I purchased 20,000 shares of the Issuer's Common Stock on August 26, 1998 in the open market using $22,656 of funds obtained from its working capital. Oaktree Account I purchased 25,000 shares of the Issuer's Common Stock on September 1, 1998 in the open market using $25,782.50 of funds obtained from its working capital.

Oaktree Account I purchased 34 shares of the Issuer's 8% Series A Convertible Preferred Stock (the "Series A Preferred Stock") on August 14, 1998 in a privately negotiated transaction using $340,000 of funds obtained from its working capital. Oaktree Account I purchased 190 shares of the Issuer's Series A Preferred Stock on August 28, 1998 in a privately negotiated transaction using $1,900,000 of funds obtained from its working capital. Beginning July 11, 1998, holders of shares of Series A Preferred Stock have the right at any time, subject to the Issuer's right of redemption, to convert up to a maximum of 15% of the aggregate number of shares of Series A Preferred Stock held by such holder into shares of the Issuer's Common Stock according to the terms of the Issuer's Certificate of Designations of Series A Preferred Stock. For each one month period after July 11, 1998, such holders accrue the right to convert into Common Stock an additional 15% of the number of shares of Series A Preferred Stock held by such holder. On September 16, 1998, Oaktree Account I converted 92 shares of Series A Preferred Stock into 1,622,875 shares of the Issuer's Common Stock. On January 20, 1999, Oaktree Account I converted the remaining 132 shares of Series A Preferred Stock into 4,040,563 shares of the Issuer's Common Stock.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership agreed pursuant to a 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998, among the Issuer, B III Capital Partners, L.P., Special Credits (as agent and on behalf of the Special Credits Account), Trust I, Trust IIIb and the Special Credits Limited Partnership to acquire, respectively, 2,025, 7,087, 10,800 and 13,838 shares of the Issuer's Series B Preferred Stock in consideration of cancellation of, respectively, $1,620,000, $5,670,000, $8,640,000, and $11,070,000 of
indebtedness owed to such entities pursuant to the Second Amended and Restated Loan Agreement dated August 7, 1997, among the Issuer, and Special Credits, as agent and on behalf of the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership. On December 9, 1998 the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 2,066, 7,229, 11,016 and 14,115 shares of Series B Preferred Stock as a dividend on such Series B Preferred Stock. On March 1, 1999, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 41.31, 144.57, 220.32, and 282.30 shares of Series B Preferred Stock as a dividend on such Series B Preferred Stock. On April 1, 1999, the aforementioned funds received, respectively, an additional 42.14, 147.47, 224.73 and 287.94 shares of Series B Preferred Stock as a dividend on such Series B Preferred Stock.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership on December 1, 1997 received, respectively, an additional 5,685, 19,898, 30,320, and 38,848 shares of the Issuer's Common Stock in connection with the Plan of Reorganization.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership on September 1, 1997 received, respectively, an additional 223, 781, 1,191, and 1,526 shares of the Issuer's Common Stock in connection with the Issuer's Plan of Reorganization.

On August 6, 1997, Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership purchased, respectively, 500,000, 30,000, 105,000, 160,000, and 205,000 units, each consisting of one share of the Common Stock and an immediately exercisable warrant to purchase one-half a share of Common Stock (the "Units"). The purchase price for the Units was $2.00 per Unit. The Units were acquired pursuant to that certain Unit Purchase Agreement dated August 6, 1997, among the Issuer, IT Investment Management, B III Capital Partners, L.P., Pequod Investments L.P., Oaktree, as investment manager on behalf of Oaktree Account I, and TCW Special Credits, as agent and on behalf of the Special Credits Limited Partnership, the Special Credits Trusts and the Special Credits Account. Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership paid, respectively, $1,000,000, $60,000, $210,000, $320,000, and $410,000 from the working capital of such entities to acquire such Units.

In addition, on August 6, 1997, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired, respectively (i) 120,000, 420,000, 640,000, and 820,000 warrants which became exercisable March 31, 1998 for one share of Common Stock per warrant (the "Tranche A Warrants"), and (ii) 42,000, 147,000, 224,000, and 287,000 warrants which were immediately exercisable for one share of Common Stock per warrant (the "Tranche B Warrants", and, together with the Tranche A Warrants and the warrant portion of the Units, the "Warrants"). The Tranche A Warrants and the Tranche B Warrants were received as consideration for the renewal and extension of credit pursuant to that certain Second Amended and Restated Loan Agreement dated August 6, 1997, between the Issuer and Special Credits, as agent and on behalf of the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 30,000, 105,000, 160,000 and 205,000 shares, respectively, of the Issuer's Common Stock on February 20, 1997 pursuant to the Stipulation Regarding Letter of Credit Claim and Toyota-Tsusho Claim filed with the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") on February 20, 1997 by and among Media Vision Technology Inc. ("Debtor"), the Official Unsecured Creditors' Committee and Special Credits, as Agent and Nominee for the Special Credits Trusts, the Special Credits Limited Partnership and the Special Credits Account (the "Stipulation") which was deemed effective on March 20, 1995. Pursuant to a transfer of claim, Special Credits was the holder of the secured Letter of Credit Claim (the "Letter of Credit Claim"), as defined in Debtor's Second Amended Joint Plan of Reorganization (the "Plan"). Pursuant to terms of the Stipulation, the Letter of Credit Claim was allowed as a secured claim under the Plan in the total amount of $2,300,000 and the Special Credits Entities and the Special Credits Account received 575,000 shares of New Common Stock, as defined in the Plan, based on a price of $4.00 per share. Due to the proposed issuance of new Common Stock pursuant to the Stipulation and Plan, the Special Credits Entities (including the

Special Credits Account) increased their ownership percentage in the Issuer's Common Stock and, as a result, the number of shares of the Issuer's new Common Stock actually issued pursuant to the Stipulation, as evidenced by the stock certificates dated May 28, 1997, increased to a total of 593,406 shares under the terms of the Plan.

Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 1,580,333, 100,085, 350,300, 533,800 and 684,000 shares, respectively, of the Issuer's Common Stock on June 10, 1996 pursuant to the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) by and among the Issuer, Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, and certain other purchasers, including Oaktree as the manager of Oaktree Account I. Approximately $2,133,450, $135,115, $472,905, $720,630 and $923,400 of funds were used respectively by
Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership for the acquisition of such shares of the Issuer's Common Stock which was obtained from the working capital of such accounts, trusts and limited partnership.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 150,000, 525,000, 800,000, and 1,025,000 shares, respectively, of the Issuer's Common Stock on March 8, 1996 pursuant to the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) by and among the Issuer, Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, and certain other purchasers. Approximately $150,000, $525,000, $800,000, and $1,025,000 of funds were used respectively by the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership for the acquisition of such shares of the Issuer's Common Stock which was obtained from the working capital of such accounts, trusts and limited partnership.

ITEM 4.   PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock, the Warrants, the Units, the Series B Preferred Stock, the Series A Preferred Stock and the Series C Preferred Stock described herein were acquired for investment purposes and for the purposes described herein. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired, additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold. Because the Special Credits Limited Partnership, the Special Credits Trust, Trust IIIb, Oaktree Account I and the Opportunities Fund own 20.97%, 9.81%, 14.37%, 7.88% and 25.74%, respectively, of the Issuer's Common Stock, they may be deemed, either individually or in the aggregate, to have control of the Issuer. Except as set forth elsewhere in this Schedule 13D, Special Credits, the other TCW Related Entities, Oaktree, the Oaktree Accounts and the Opportunities Fund have made no proposals and have entered into no agreements, other than the Standby Purchase Agreement by and among the Special Credits Entities, the Oaktree Entities and Issuer dated as of May 26, 1999, a Registration Rights Agreement by and among the Special Credits Entities, the Oaktree Entities and the Issuer dated as of May 26, 1999 and a Registration Rights Agreement by and among the Issuer and Special Credits dated as of December 30, 1994, and amended as of February 21, 1996, June 10, 1996, August 8, 1997 and June 5, 1998 described below in Item 6, which would be related to or would result in any of the matters described in Items

4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, Special Credits, the other TCW Related Entities, Oaktree, the Oaktree Accounts and the Opportunities Fund may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, Special Credits, such other TCW Related Entities, the Oaktree Accounts, the Opportunities Fund or Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

  (a) As of the date of this Schedule 13D, Special Credits Limited Partnership beneficially owns 27,651,174 shares of Common Stock of the Issuer (approximately 18.29% of the Issuer's shares of Common Stock), 26,441,674 of which are issued and outstanding and 1,209,500 of which the Special Credits Limited Partnership has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants; and Special Credits, as the general partner of the Special Credits Limited Partnership, and as the investment manager of the Special Credits Account may be deemed to beneficially own 31,748,509 (27,651,174 shares of the Issuer's Common Stock in the Special Credits Limited Partnership plus 4,097,335 shares of the Issuer's Common Stock in the Special Credits Account) shares of Common Stock of the Issuer (approximately 20.97% of the Issuer's shares of Common Stock), 30,362,009 of which are issued and outstanding and 1,386,500 of which Special Credits has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

As of the date of this Schedule 13D, Trust I beneficially owns 14,775,748 shares of Common Stock of the Issuer (approximately 9.81% of the Issuer's shares of Common Stock), 14,156,248 of which are issued and outstanding and 619,500 of which Trust I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants; and Trust IIIb beneficially owns 21,692,759 shares of Common Stock of the Issuer (approximately 14.37% of the Issuer's shares of Common Stock), 20,748,759 of which are issued and outstanding and 864,000 of which Trust IIIb has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 36,468,507 shares of Common Stock of the Issuer (approximately 24.06% of the Issuer's shares of Common Stock), 39,905,007 of which are issued and outstanding and 1,563,000 of which TCW has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

TAMCO, as the managing partner of Special Credits may be deemed to beneficially own the shares of the Issuer's Common Stock held by Special Credits Limited Partnership and the Special Credits Account as set forth above, all of which constitute 31,748,509 shares of Common Stock of the Issuer (approximately 20.97% of the Issuer's shares of Common Stock).

TCWG, as the parent corporation of TCW and TAMCO (as set forth above), may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 68,217,015 shares of the Issuer's Common Stock (approximately 44.60% of the Issuer's shares of Common Stock). TCWG, TCW and TAMCO each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

Mr. Day may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities (as set forth above), all of which constitute 68,217,015 shares of the Issuer's Common Stock (approximately 44.60% of the Issuer's shares of Common Stock). Mr. Day disclaims beneficial ownership of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

Oaktree Account I beneficially owns 11,841,250 shares of Common Stock of the Issuer (approximately 7.88% of the Issuer's shares of Common Stock), 11,591,250 of which are issued and outstanding and 250,000 of which Oaktree Account I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

Oaktree Account II beneficially owns 392,535 shares of Common Stock of the Issuer (approximately 0.26% of the Issuer's shares of Common Stock) 384,285 of which are issued and outstanding and 8,250 of which Oaktree Account II has the right to acquire within 60 days following the date hereof pursuant to the exercise of the warrants.

The Opportunities Fund beneficially owns 38,819,499 shares of Common Stock of the Issuer (approximately 25.74% of the Issuer's shares of Common Stock) 38,002,749 which are issued and outstanding and 816,750 of which the Opportunities Fund has the right to acquire within 60 days following the date hereof pursuant to the exercise of the warrants.

Oaktree, as investment manager of the Oaktree Accounts and general partner of the Opportunities Fund, may be deemed to be beneficially own 51,053,284 shares of Common Stock of the Issuer (approximately 33.79% of the Issuer's shares of Common Stock), 38,387,034 of which are issued and outstanding and 825,000 of which Oaktree has the right to acquire within 60 days following the date hereof pursuant to the exercise of the warrants.

  (b) Special Credits, as the sole general partner of the Special Credits Limited Partnership, has discretionary authority and control over all of the assets of the Special Credits Limited Partnership pursuant to the limited partnership agreement for such limited partnership including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnership. In addition, Special Credits, as the investment manager of the Special Credits Account has the discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account including the power to vote and dispose of the Issuer's Common Stock held in the name of the Special Credits Account. Therefore, Special Credits has the power to vote and dispose of 31,748,509 shares of the Issuer's Common Stock.

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose of the shares of the Issuer's Common Stock held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 31,748,509 shares of the Issuer's Common Stock.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 36,468,507 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 68,217,015 shares of the Issuer's Common Stock.

Oaktree, as the investment manager of the Oaktree Accounts, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreements relating to such accounts, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Accounts. Oaktree, as the general partner of the Opportunities Fund, also has the power to vote and dispose of the shares of the Issuer's Common Stock held by the Opportunities Fund. Therefore, Oaktree has the power to vote and dispose of 51,053,284 shares of the Issuer's Common Stock.

  (c) Except for the purchases by the Special Credits Account, the Special Credits Trusts and the Special Credits Partnership described herein, none of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the issuer's Common Stock during the last 60 days. Except for the purchases by the Oaktree Accounts and the Opportunities Fund described herein, neither Oaktree, nor, to the best of its knowledge, any of its executive officers or members, have effected transactions involving the Issuer's Common Stock during the last 60 days. The TCW Related Entities, Oaktree and each of the individuals listed in Item 2 disclaim beneficial ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

  (d) None

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Opportunities Fund agreed to act as Standby Purchaser in connection with the Rights Offering pursuant to the Standby Purchase Agreement. The Oaktree Entities and the Special Credits Entities also entered into a Registration Rights Agreement with the Issuer dated May 26, 1999 in connection with the Rights Offering. Both the Standby Purchase Agreement and the Registration Rights Agreement are attached as exhibits to this Amendment No.7.

Special Credits, as general partner of the Special Credits Limited Partnership, receives a fee for managing all the assets of the Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Account, receives a management fee for managing the assets of the Special Credits Account. The Special Credits Limited Partnership and the Special Credits Account have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to account and account to account.

TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of the Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to the Special Credits Limited Partnership and Special Credits Account in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

Oaktree, as investment manager of the Oaktree Accounts and general partner of the Opportunities Fund, receives a management fee for managing the assets of the Oaktree Accounts and the Opportunities Fund, earns an incentive fee from the Oaktree Accounts and has a carried interest in the Opportunities Fund. The Oaktree Accounts and the Opportunities Fund have an investment strategy of investing in financially distressed entities. The implementation of that strategy may differ from the implementation of similar strategies by the Special Credits Entities and the Special Credits Account.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, the Special Credits Account, the Oaktree Accounts and the Opportunities Fund and except as provided in the Registration Rights Agreement among the Issuer and Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner dated as of December 30, 1994 and amended by and among the (i) Issuer, (ii) Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner, (iii) The Copernicus Fund, L.P. by DDJ Capital Management, LLC, its general partner and (iv) The Galileo Fund, L.P. by DDJ Capital Management, LLC, its general partner as of February 21, 1996 and as further amended June 10, 1996, August 6, 1997 and June 5, 1998 providing that the Special Credits Entities, the Special Credits Account and Oaktree Account I have demand registration rights, "piggy-back" registration rights and shelf registration rights with respect to all of the shares of the Issuer's Common Stock currently held by such entities; the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) as more fully described in Item 3 above; the Unit Purchase Agreement dated August 6, 1997 as more fully described in
Item 3 above and the 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998 as more fully described in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or, to the best of the TCW Related Entities' and Oaktree's knowledge, their respective executive officers, directors or general partners, or between such persons and any other person with respect to any securities of the Issuer.

ITEM 6.   MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Schedule 13D:

Exhibit 1 --  Standby Purchase Agreement dated as of May 19, 1999 by and between the Issuer Special Credits and Oaktree

Exhibit 2 -- Registration Rights Agreement dated as of May 19, 1999 by and between the Issuer, Special Credits and Oaktree

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 26th day of May, 1999.

THE TCW GROUP, INC.


By: /s/  Susan Marsch
---------------------------------------
Susan Marsch
Authorized Signatory

TRUST COMPANY OF THE WEST


By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS


By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IIIb


By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the Managing
General Partner of TCW Special Credits, the
General Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS TRUST


By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee of
TCW Special Credits Trust

TCW SPECIAL CREDITS TRUST IIIb


By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee of
TCW Special Credits Trust IIIb

ROBERT A. DAY

By: /s/  Susan Marsch
---------------------------------------
Susan Marsch
Under Power of Attorney dated March 31, 1999, on file with
Schedule 13G for Hibbett Sporting Goods, Inc., dated April 9, 1999

OAKTREE CAPITAL MANAGEMENT, LLC


By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang
Managing Director
General Counsel

WEYERHAEUSER COMPANY MASTER RETIREMENT TRUST


By: Oaktree Capital Management, LLC
its Investment Manager

By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang
Managing Director
General Counsel


OCM OPPORTUNITIES FUND II, L.P.

By: Oaktree Capital Management, LLC
its General Partner

By: /s/ Kenneth Liang
---------------------------------------
Kenneth Liang
Managing Director
General Counsel

                                    SCHEDULE I
                                BOARD OF DIRECTORS
                                       OF
                                  TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

JOHN M. BRYAN
-------------
Partner
Bryan & Edwards
600 Montgomery St., 35th Floor
San Francisco, CA  94111

ROBERT A. DAY
-------------
Chairman of the Board,
Chairman and Chief Executive Officer
Trust Company of the West
200 Park Avenue, Suite 2200
New York, New York  10166

DAMON P. DE LASZLO, ESQ.
------------------------
Managing Director of Harwin
Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
------------------
Partner - Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA  94025

ERNEST O. ELLISON
-----------------
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

HAROLD R. FRANK
---------------
Chairman of the Board
Applied Magnetics Corporation
75 Robin Hill Rd.
Goleta, CA  93017

CARLA A. HILLS
--------------
1200 19th Street, N.W.
5th Floor
Washington, DC  20036

DR. HENRY A. KISSINGER
----------------------
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, NY  10022

THOMAS E. LARKIN, JR.
---------------------
President
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA  90017

KENNETH L. LAY
--------------
Enron Corp.
1400 Smith Street
Houston, TX  77002-7369

MICHAEL T. MASIN, ESQ.
----------------------
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, CT  06904

EDFRED L. SHANNON, JR.
----------------------
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA  91804

ROBERT G. SIMS
--------------
Private Investor
11828 Rancho Bernardo, Box 1236
San Diego, CA  92128

MARC I. STERN
-------------
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA  90017